June 16, 2009

J. Boyd Douglas
Chief Executive Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

Re: **Computer Programs and Systems, Inc.**
        Form 10-K for the fiscal year ended December 31, 2008
        Filed March 9, 2009
        File No. 000-47796

Dear Mr. Douglas:

        We have reviewed your response letter dated May 11, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 28, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Notes to the Consolidated Financial Statements

Note 11. Commitments and Contingencies, page 54

1.   We note your response to prior comment number 3. Please provide us with the
        following additional information:

        •   Explain to us why it was necessary for you to guarantee the lease obligation of
            Solis. In this regard, we note that Solis is not your customer;
        •   Explain to us how you determined that the amounts due from Solis to
            Winthrop were collectible and tell how you considered this collectability
            when recording the revenue from the sale of the system to Winthrop; and

- Tell us how you determined the fair value of the guarantee. Your response should describe any models or assumptions used.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or, Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief